SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the Plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION
RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the Plan and address of its principal executive office:

A. T. CROSS COMPANY
ONE ALBION ROAD
LINCOLN, RHODE ISLAND 02865

Financial Statements of the Plan:

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2002 and 2001 and Supplemental
Schedule as of December 31, 2002 and
Independent Auditors' Report

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	8

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee, Participants and Trustees
of A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 2, 2003

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments:
Common stock and mutual funds	$ 42,774,975	$ 48,587,457
Participant loans	1,378,963	1,482,606

Total investments	44,153,938	50,070,063

Receivables:
Employer contribution	25,074	-
Participant contributions	9,746	-

Total receivables	34,820	-

Interest and dividend receivable	75,222	188,167

Total assets	44,263,980	50,258,230

LIABILITIES - Fees payable	2,277	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 44,261,703	$ 50,258,230

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Investment activity:
Net depreciation in fair value of investments	$ (5,993,595)	$ (4,756,547)
Interest and dividend income	1,482,548	1,558,979

Total investment activity	(4,511,047)	(3,197,568)

Contributions:
Participants	1,654,962	1,668,492
Employer	625,485	639,370

Total contributions	2,280,447	2,307,862

Total additions	(2,230,600)	(889,706)

DEDUCTIONS:
Administrative fund expenses	28,946	26,869
Benefits paid to participants	3,736,981	4,923,672

Total deductions	3,765,927	4,950,541

NET DECREASE IN NET ASSETS	(5,996,527)	(5,840,247)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	50,258,230	56,098,477

End of year	$ 44,261,703	$ 50,258,230

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

On December 10, 1996, the Board of Directors (the "Board") of A.T. Cross Company (the "Company"), the Plan's sponsor, voted on and approved the merger of A.T. Cross Company Profit Sharing Plan and Trust into the Plan. Effective January 1, 1997, A.T. Cross Company Profit Sharing Plan and Trust and the A.T. Cross Company Savings Plan (collectively, the "Component Plans") were merged into a single plan and trust known as the A.T. Cross Company Defined Contribution Retirement Plan (the "Merged Plan"). Assets of the Component Plans were held in a single trust, with each plan operating as a component plan of the Merged Plan. The purpose of the merger was to offer increased investment opportunities under the Component Plans, as well as to provide for uniform and combined investment opportunities and election procedures. Effective October 1, 2000, the Board voted and approved an amendment and restatement of the Merged Plan for the primary purpose of allowing daily valuation and transactions. As a result of the restatement, the Merged Plan no longer operates as the Component Plans.

General - The Plan allows for employee elective deferrals, employer matching contributions and, at the discretion of the Board, profit sharing contributions. The Plan is administered by a committee of three people (the "Employee Benefits Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions - Upon entry into the Plan, an employee may contribute to the Plan an amount equal to any percentage from 1% to, and including, 15% of his or her annual salary. The Company contributes to the Plan an amount equal to 50% of each participant's contributions up to a maximum contribution of 6% of the participant's salary. The Company's contributions, which will be made from current income or accumulated earnings, are credited to the employees' account on a weekly or semimonthly basis. Contributions are subject to certain Internal Revenue Code (the "Code") limitations.

Profit Sharing Contributions - In a year in which a contribution is made, the Company's profit sharing contribution is allocated pro rata to each participant's account, based on the participant's eligible compensation in relation to the total compensation of all participants entitled to profit sharing contributions. A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation. Contributions are made solely at the discretion of the Board of Directors. There were no profit sharing contributions for the years ended December 31, 2002 and 2001.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings and charged with an allocation of Plan losses and certain fund management fees. Allocations of Company discretionary contributions are based on participant's eligible compensation. Allocation of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to 50% of their vested account balances or a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any date. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the employee is able to demonstrate financial hardship as defined by the Internal Revenue Code (the "Code").

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company's contribution at a rate of 20% for each year an employee works 1,000 hours.

Upon a participant leaving the Company prior to becoming 100% vested in the Company's contribution, the nonvested portion of the Company's contribution will be forfeited if the participant does not return to work at the Company within one year. Forfeited matching contributions will be used to reduce future Company matching contributions for other Plan participants. Forfeited profit sharing contributions will be redistributed to current participants based on their prior year compensation.

Forfeited Accounts - At December 31, 2002 and 2001, forfeited nonvested accounts totaled $2,551and $13,724, respectively. These accounts will be used to reduce Company matching contributions. During the years ended December 31, 2002 and 2001, Company matching contributions were reduced by $2,551 and $13,724 from forfeited nonvested accounts.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant will receive a lump-sum distribution equal to the vested interest in his or her account.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.

Trustee of the Plan - Fleet Bank is the trustee of the Plan. As trustee, Fleet Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator. An officer of the trustee is also a member of the Board of the Plan's sponsor.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits - Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. A.T. Cross Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Investments in Fleet Stable Asset Fund (the "Fund") generally are valued at the redemption value established by the trustee of the Fund, which generally is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications - Certain 2001 balances have been reclassified to conform with the 2002 presentation.
3.	PLAN AMENDMENT AND TERMINATION

The Plan may be amended at any time by a vote of the Board. The Board may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. Payments, upon termination of the Plan, will be made by the trustee, Fleet Bank, in accordance with the Plan's distribution provisions.
4.	INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 2002 and 2001, the Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in value by $5,993,595 and $4,756,547, respectively, as follows:

4.	INVESTMENTS (CONTINUED)

	2002	2001

Common stocks	$ (92,222)	$ 326,023
Mutual funds	(5,901,373)	(5,082,570)

	$ (5,993,995)	$ (4,756,547)

Investments that represented five percent or more of the Plan's net assets available for benefits at December 31 are as follows:

	2002	2001

Liberty Small Company Equity Fund-Class Z	$ 2,701,759	$ 4,596,420
Fleet Stable Asset Fund	17,861,232	16,969,595
Liberty Quality Plus Bond Fund-Class Z	3,341,712	-
Janus Fund	3,884,347	5,915,762
Columbia Balanced Fund	10,118,009	13,503,812

5.	TAX STATUS OF THE PLAN

The former Component Plans obtained their latest determination letters on December 1, 1993 in which the Internal Revenue Service stated that the Component Plans, as then designed, were in compliance with the applicable requirements of the Code. The Plans have been amended since receiving the determination letters; however, the plan administrator believes that the Plans currently are designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plans' financial statements.
6.	TRANSACTIONS WITH PARTIES IN INTEREST

The Plan's investments include shares of mutual funds managed by Fleet Bank, the trustee. These transactions qualify as parties-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $28,946 and $26,869 in 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Plan held 111,872 and 119,360 units, respectively, of common stock of the Company, with a cost basis of $1,151,286 and $1,208,153, respectively.

* * * * * *

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

(c)	Description of investment,
Including Maturity Date,
(b)	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	985,989
*	Fleet Bank	Fleet Easy Investment Option Aggressive Growth Fund	103,545
*	Fleet Bank	Fleet Easy Investment Option Balanced Growth Fund	19,115
*	Fleet Bank	Fleet Easy Investment Option Balanced Income Fund	68,080
*	Fleet Bank	Fleet Easy Investment Option Conservative Income Fund	480,454
*	Fleet Bank	Fleet Easy Investment Option Growth Fund	41,107
*	Fleet Bank	Fleet Galaxy Gov't Fund	38,758
*	Fleet Bank	Fleet Stable Asset Fund	17,861,232
*	Fleet Bank	Liberty Quality Plus Bond Fund-Class Z	3,341,712
*	Fleet Bank	Liberty Small Company Equity Fund-Class Z	2,701,759
American Century	Income and Growth Fund	157,281
Columbia	Columbia Balanced Fund	10,118,009
Fidelity	Mid-Cap Fund	814,962
INVESCO	Small Company Fund	330,980
Janus	Janus Fund	3,884,347
Putnam	International Growth Fund	1,667,820
Putnam	Vista Fund	159,825

Total	42,774,975

*	Plan participants	Loans to participants with
interest rates ranging from 5.75% to
10.50%, due in various installments
through November 2006.	1,378,963

TOTAL INVESTMENTS	$ 44,153,938

*	Parties in interest
**	Cost information is not required
for participant-directed investments
and is therefore not included.

Exhibits:

Consent of Deloitte & Touche LLP to the incorporation by reference of the Plan's financial statements into Registration Statement Nos. 333-42915, 333-66031 and 333-42730 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

By:	Fleet National Bank, Trustee

By:	ROBERT M. LEBREUX
Robert M. LeBreux
	Title:	Vice President